UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F/A
(Amendment No. 2)

[X]       Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

[   ]       Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended __________________                               Commission File Number __________________

THE FLOWR CORPORATION
(Exact name of Registrant as specified in its charter)

Ontario, Canada	2833	N/A
(Province or other jurisdiction of	(Primary Standard Industrial Classification	(I.R.S. Employer
incorporation or organization)	Code Number)	Identification Number)

461 King Street West
Toronto, Ontario M5V 1K4
Canada
(647) 483-7065
(Address and telephone number of Registrant’s principal executive offices)

DL Services Inc.
701 Fifth Avenue, Suite 6100
Seattle, Washington 98104-7043
(206) 903-8800
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

Common Shares, no par value	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act:None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

[ ] Annual information form	[ ] Audited annual financial statements

Indicate the number of outstanding shares of each of the registrant’s classes of capital or common stock as of the close of the period covered by the annual report: N/A

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.
[   ]  Yes        [X]  No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).
[   ]  Yes        [   ]  No

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.
[X] Yes      [   ] No

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. [   ]

EXPLANATORY NOTE

            The Flowr Corporation (the “Company” or the “Registrant”) is a Canadian public company whose common shares are listed on the TSX Venture Exchange (the “Exchange”). The Company is a “foreign private issuer” as defined in Rule 405 under Securities Exchange Act of 1934, as amended (the “Exchange Act”), and is eligible to file this registration statement on Form 40-F (the “Registration Statement”) pursuant to the Canada/United States multi-jurisdictional disclosure system (the “MJDS”). The Company filed a Registration Statement on Form 40-F (the “Registration Statement”) on February 5, 2019. The Company filed an Amendment No. 1 to the Registration Statement on May 28, 2019.

            The Company is filing this Amendment No. 2 to the Registration Statement for the purposes of furnishing additional Exhibit No. 99.86 through Exhibit No. 99.94 thereto. No other amendment to the Registrant’s Registration Statement is being effected hereby.

PRINCIPAL DOCUMENTS

            In accordance with General Instruction B.(1) of Form 40-F, the Company hereby incorporates by reference Exhibits 99.1 through 99.52 and Exhibits 99.55 through 99.93, as set forth in the Exhibit Index attached hereto. In accordance with General Instruction D.(5) of Form 40-F, the Company hereby incorporates by reference Exhibit 99.53, as set forth in the Exhibit Index attached hereto. In accordance with General Instruction D.(9) of Form 40-F, the Company has filed a consent of MNP, LLP as Exhibit 99.54 and a joint consent of MNP, LLP and Sandra Alison Solecki as Exhibit 99.94.

TAX MATTERS

            Purchasing, holding, or disposing of securities of the Company may have tax consequences under the laws of the United States and Canada that are not described in this registration statement on Form 40-F.

DESCRIPTION OF COMMON SHARES

            The common shares of the Company have the following rights, privileges, restrictions and conditions:

1.

Voting Rights. The holders of the common shares shall be entitled to receive notice of and to attend all meetings of the shareholders of the Company and shall confer the right to one (1) vote for each common share held at all meetings of the shareholders of the Company, except for meetings at which only holders of another class or series of shares of the Company are entitled to vote separately as a class or series.

2.

Dividends. The holders of the common shares shall be entitled to receive, as and when properly declared by the board of directors of the Company dividends on the common shares at any time outstanding which the directors may determine to declare and pay in any fiscal year of the Company, provided that the directors shall declare dividends on the preferred shares, or on any other class of shares without being obliged to declare any dividends on the common shares of the Company.

3.

Liquidation, Dissolution and Winding-up. In the event of the liquidation, dissolution or winding up of the Company, whether voluntary of involuntary, or any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, subject to the prior rights of the holders of the preferred shares and to any other shares ranking equal to the common shares, the holders of the common shares shall be entitled to receive the remaining property and assets of the Company.

FORWARD-LOOKING STATEMENTS

            Certain statements contained or incorporated by reference in this document constitute “forward-looking statements”. When used in this document, the words “may”, “would”, “could”, “will”, “intend”, “plan”, “propose”, “anticipate”, “believe”, used by any of the Company’s management, are intended to identify forward-looking statements. Such statements reflect the Company’s forecasts, estimates and expectations, as they relate to the Company’s current views based on their experience and expertise with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Given these risks and uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. There can be no assurance that it will be completed as proposed or at all. The Company does not intend, and does not assume any obligation, to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments unless required by law.

OFF-BALANCE SHEET ARRANGEMENTS

            The Company has no off-balance sheet arrangements.

CONTRACTUAL OBLIGATIONS

            The following table lists, as of December 31, 2018, information with respect to the Company’s known contractual obligations in Canadian dollars.

	Payments due by period

		Less than			More than
Contractual Obligations	Total	1 year	1-3 years	3-5 years	5 years

Long-Term Debt Obligations	1,592	288	1,304	-	-

Capital (Finance) Lease Obligations	-	-	-	-	-

Operating Lease Obligations	7,864	455	990	565	5,854

Purchase Obligations	2,002	2,002	-	-	-

Other Long-Term Liabilities Reflected on the Company’s Balance Sheet under IFRS – of the primary financial statements	-	-	-	-	-

Total	11,458	2,745	2,294	565	5,854

NASDAQ CORPORATE GOVERNANCE

A foreign private issuer that follows home country practices in lieu of certain provisions of the NASDAQ Stock Market Rules must disclose the ways in which its corporate governance practices differ from those followed by domestic companies. As required by NASDAQ Rule 5615(a)(3), the Company will disclose on its website, as of the listing date, each requirement of the NASDAQ Stock Market Rules that it does not follow and describe the home country practice followed in lieu of such requirements.

UNDERTAKING

            Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

            The Company has previously filed a Form F-X in connection with the class of securities to which this Registration Statement relates.

            Any change to the name or address of the Company’s agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referencing the file number of the Company.

SIGNATURES

            Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form 40-F/A and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

THE FLOWR CORPORATION

By:.	/s/ Alex Dann
Name: Alex Dann
Title: Chief Financial Officer

Date: July 12, 2019

EXHIBIT INDEX

The following documents are being filed with the Commission as Exhibits to this Registration Statement:

Exhibit	Description
99.1*	Certification of Annual Filings by CFO dated August 29, 2017
99.2*	Certification of Annual Filings by CEO dated August 29, 2017
99.3*	Material change report filed September 18, 2017
99.4*	Management’s Discussion and Analysis of The Needle Capital Corporation for the three and nine months ended September 30, 2017
99.5*	Certification of Interim Filings by CFO dated November 29, 2017
99.6*	Certification of Interim Filings by CEO dated November 29, 2017
99.7*	Interim Consolidated Financial Statements of The Needle Capital Corporation for the three months ended September 30, 2017
99.8*	Management’s Discussion and Analysis of The Needle Capital Corporation for the three and six months ended December 31, 2017
99.9*	Certification of Interim Filings by CFO dated February 23, 2018
99.10*	Certification of Interim Filings by CEO dated February 23, 2018
99.11*	Management Information Circular dated March 9, 2018 in connection with the April 13, 2018 Annual and Special Meeting of Shareholders
99.12*	Form of proxy dated March 9, 2018
99.13*	Certification of Interim Filings by CFO dated May 30, 2018
99.14*	Certification of Interim Filings by CEO dated May 30, 2018
99.15*	Interim Consolidated Financial Statements of The Needle Capital Corporation for the three and nine months ended March 31, 2018
99.16*	Filing statement dated September 19, 2018
99.17*	Material change report filed September 26, 2018
99.18*	Articles of Amendment dated September 20, 2018
99.19*	Business Combination Agreement dated August 27, 2018 among The Flowr Corporation, The Needle Capital Corp. and 262253 Ontario Inc.
99.20*	Amendment to Business Combination Agreement dated September 10, 2018
99.21*	Articles of Continuance dated September 25, 2018
99.22*	Press release dated October 3, 2018
99.23*	Press release dated October 4, 2018
99.24*	Press release dated October 10, 2018
99.25*	Press release dated October 11, 2018
99.26*	Press release dated October 12, 2018
99.27*	Press release dated October 25, 2018
99.28*	Code of conduct (employee handbook) filed October 26, 2018
99.29*	Notice filed October 31, 2018 of change in corporate structure
99.30*	Audited Financial Statements of The Needle Corporation for the year ended June 30, 2018 and the period from June 1, 2016 to June 30, 2017
99.31*	Management’s Discussion and Analysis of The Needle Corporation for the year ended June 30, 2018
99.32*	Certification of Annual Filings by CFO dated November 2, 2018
99.33*	Certification of Annual Filings by CEO dated November 2, 2018
99.34*	Press release dated November 9, 2018
99.35*	Press release dated November 26, 2018
99.36*	Condensed Interim Consolidated Financial Statements of the Company for the three and nine month period ended September 2018 and 2017
99.37*	Management’s Discussion and Analysis of the Company for the three and nine months ended September 30, 2018 and 2017
99.38*	Certification of Interim Filings by CFO dated November 28, 2018
99.39*	Certification of Interim Filings by CEO dated November 28, 2018
99.40*	Press release dated November 28, 2018
99.41*	Press release dated November 30, 2018

Exhibit	Description
99.42*	Management Information Circular dated November 26, 2018 in connection with the December 28, 2018 Special Meeting of Shareholders
99.43*	Code of Business Conduct and Ethics effective November 28, 2018
99.44*	Press release dated December 14, 2018
99.45*	Press release dated December 20, 2018
99.46*	Articles of Amalgamation dated January 1, 2019
99.47*	Press release dated January 9, 2019
99.48*	Press release dated January 24, 2019
99.49*	Press release dated January 25, 2019
99.50*	Press release dated January 29, 2019
99.51*	Press release dated January 31, 2019
99.52*	Escrow agreement dated June 16, 2017
99.53*	Form of common share certificate
99.54*	Consent of MNP, LLP
99.55*	Press release dated February 5, 2019
99.56*	Press release dated March 1, 2019
99.57*	Press release dated March 6, 2019
99.58*	Amended and Restated Agreement dated December 14, 2018 among The Flowr Group (Okanagan) Inc. and The Flowr Canada Holdings ULC and Hawthrone Canada Limited
99.59*	Press release dated March 18, 2019
99.60*	Press release dated March 28, 2019
99.61*	Share Purchase and Subscription Agreement dated December 14, 2018 between Holigen Limited and The Flowr Corporation
99.62*	Cannabis License effective November 9, 2018 granted to The Flowr Group (Okanagan) Inc.
99.63*	Lease Agreement dated December 1, 2016 between 0954717 B.C. LTD. and Cannatech Plant Systems Inc.
99.64*	Press release dated April 4, 2019
99.65*	Annual Information Form dated April 3, 2019
99.66*	Management’s Discussion and Analysis of The Flowr Corporation for the three and twelve months ended December 31, 2018 and 2017
99.67*	Certification of Annual Filings by CFO dated April 4, 2019
99.68*	Certification of Annual Filings by CEO dated April 4, 2019
99.69*	Audited Consolidated Financial Statements for the years ended December 31, 2018 and 2017
99.70*	Share Exchange Agreement dated August 2018 among The Flowr Corporation, The Flowr Canada Holdings ULC, Needle Capital Corp., Core Flow Canada Holdings Inc. and APJM Canada Holdings Inc.
99.71*	Notice of Annual General and Special Meeting of Shareholders and Record Date dated April 24, 2019
99.72*	Undertaking of The Flowr Corporation dated April 22, 2019
99.73*	Press release dated April 29, 2019
99.74*

Amended & Restated Share Purchase And Subscription Agreement dated May 8, 2019 among Holigen Holdings, Limited, Holigen Limited, The Flowr Corporation, DFT Trading Limited, DFT Holdings Limited and Pauric Duffy

99.75*	Press release dated May 10, 2019
99.76*	Material Change Report dated May 14, 2019
99.77*	News Release dated May 17, 2019
99.78*	Management’s Discussion and Analysis of The Flowr Corporation for the three months ended March 31, 2019 and 2018
99.79*	Certification of Interim Filings by CFO dated May 17, 2019
99.80*	Certification of Interim Filings by CEO dated May 17, 2019
99.81*	Condensed Interim Consolidated Financial Statements of the Company for the periods ended March 31, 2019 and 2018
99.82*	Notice of Annual General and Special Meeting of Shareholders dated May 9, 2019
99.83*	Management Information Circular dated May 9, 2019 in connection with the June 11, 2019 Annual General and Special Meeting of Shareholders
99.84*	Form of Proxy for Annual General and Special Meeting to be held on June 11, 2019

Exhibit	Description
99.85*	News Release dated May 23, 2019
99.86	News Release dated May 31, 2019
99.87	News Release dated June 17, 2019
99.88	News Release dated June 24, 2019
99.89	News Release dated June 25, 2019
99.90	News Release dated June 26, 2019
99.91	Share Purchase Agreement dated June 24, 2019 among The Flowr Corporation, Pleiades Trading Ltd., DFT Trading Limited, Pleiades Holdings Ltd., DFT Holdings Limited, Peter Comerford, and Pauric Duffy
99.92	Material change report filed June 28, 2019
99.93	Amendment to Share Purchase Agreement dated July 10, 2019 among The Flowr Corporation, Pleiades Trading Ltd., DFT Trading Limited, Pleiades Holdings Ltd., DFT Holdings Limited, Peter Comerford, and Pauric Duffy
99.94	Joint Consent of MNP, LLP and Sandra Alison Solecki

*Previously filed